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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

General Growth Properties, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
370021107
(CUSIP Number)
Marshall E. Eisenberg
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street, Suite 2200
Chicago, Illinois 60602
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370021107	13D	Page	2	of	13

1	NAMES OF REPORTING PERSONS: General Trust Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

South Dakota

	7	SOLE VOTING POWER:

NUMBER OF		146,644

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		69,498,129*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		146,644

WITH	10	SHARED DISPOSITIVE POWER:

69,498,129*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

69,644,773*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
*Includes 45,328,908 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP No.	370021107	13D	Page	3	of	13

1	NAMES OF REPORTING PERSONS: M.B. Capital Partners III

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

South Dakota

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		66,731,920*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

66,731,920*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*:

66,731,920*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*Includes 45,328,908 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP No.	370021107	13D	Page	4	of	13

1	NAMES OF REPORTING PERSONS: M.B. Capital Units L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		45,328,918*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*:

45,328,918*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

45,328,908*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
*Includes 45,328,908 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP No.	370021107	13D	Page	5	of	13
Explanatory Note: General Trust Company has been filing beneficial ownership reports with respect to the Common Stock of General Growth Properties, Inc., a Delaware corporation (the “Issuer”), on Schedule 13G pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended, and Rule 13d-1(d) thereunder. Due to the acquisition of more than 2% of the Issuer’s outstanding Common Stock during the period described in this Schedule 13D, General Trust Company is no longer eligible to file beneficial ownership reports on Schedule 13G and will now be filing reports regarding the Common Stock of the Issuer on Schedule 13D.
Item 1. Security and Issuer.
This statement relates to the common stock, $.01 par value per share (the “Common Stock”) of the Issuer, whose principal executive offices are at 110 North Wacker Drive, Chicago, IL 60606.
Item 2. Identity and Background.
This Schedule 13D is being filed jointly by General Trust Company (“GTC”), M.B. Capital Partners III (“M.B. Capital”) and M.B. Capital Units L.L.C. (“Units L.L.C.”, and collectively with GTC and M.B. Capital, the “Reporting Persons.”)

A.	General Trust Company

	(a)	Name of Person Filing:	General Trust Company (“GTC”)

	(b)	Organization:	GTC is a South Dakota trust company, the executive officers and directors of which are:
a.	Marshall E. Eisenberg — President, Chairman of the Board of Directors and majority stockholder. Mr. Eisenberg is a partner of Neal, Gerber & Eisenberg, LLP, and his business address is Two North LaSalle Street, Chicago, IL 60602.

b.	E. Michael Greaves — Vice President, Cashier and Director.

c.	Earl N. Melamed — Secretary and Director. Mr. Melamed is a partner of Neal, Gerber & Eisenberg LLP, and his business address is Two North LaSalle Street, Chicago, IL 60602.

d.	Patricia Gessmann — Assistant Cashier and Director. Ms. Gessmann is an executive assistant at the Issuer.

e.	Cheryl Hoover — Assistant Secretary. Ms. Hoover is an employee of GTC, and her business address is 300 North Dakota Avenue, Sioux Falls, South Dakota, 57104.

Unless otherwise noted above, the business address for each of the persons listed above is 110 North Wacker Drive, Chicago, Illinois 60606. None of the executive officers and directors of GTC has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the executive officers and directors of GTC are United States citizens.

CUSIP No.	370021107	13D	Page	6	of	13

	(c)	Principal Business:	Providing trust and financial services to trusts for the benefit of members of the Bucksbaum family, which for the purposes hereof, include the descendants of Martin, Matthew and Maurice Bucksbaum, and other family members.

	(d)	Address:	300 North Dakota Avenue Sioux Falls, South Dakota 57104

	(e)	Prior Criminal Convictions:	None

	(f)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

B.	M.B. Capital Partners III

	(a)	Name of Person Filing:	M.B. Capital Partners III (“M.B. Capital”)

	(b)	Organization:	M.B. Capital is a South Dakota general partnership, the general partners of which are:
(i)	various trusts for the benefit of members of the Bucksbaum family for which GTC is the trustee (collectively, the “GTC Trusts”);

(ii)	the Matthew Bucksbaum Revocable Trust, of which Matthew Bucksbaum is the trustee; and

(iii)	General Growth Companies, Inc., a Delaware corporation (“GGC”), whose sole director and stockholder is Matthew Bucksbaum. The executive officers of GGC (collectively, the “GGC Officers”) are:
1.	Matthew Bucksbaum — President.

2.	E. Michael Greaves — Vice President and Secretary.

3.	Gene Krinn — Vice President.

4.	Patricia Gessmann — Assistant Secretary.

The principal business of the GTC Trusts, the Matthew Bucksbaum Revocable Trust and General Growth Companies, Inc. is making investments.

The business address for all GTC Trusts is 300 North Dakota Avenue, Sioux Falls, South Dakota, 57104. The business address for the Matthew Bucksbaum Revocable Trust, GGC, Matthew Bucksbaum and the other GGC Officers is 110 North Wacker Drive, Chicago, IL 60606. Mr. Bucksbaum is a director and the chairman emeritus of the board of the Issuer. Mr. Krinn is employed by M.B. Investments, LLC, which provides investment advisory services to GTC.

CUSIP No.	370021107	13D	Page	7	of	13

None of the general partners of M.B. Capital, Matthew Bucksbaum or the other GGC Officers has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Matthew Bucksbaum and the other GGC Officers are United States citizens.

See information above under Item 2A for more information on GTC.

	(c)	Principal Business:	Investing in the Common Stock of the Issuer and the units of limited partnership interest in GGP Limited Partnership.

	(d)	Address:	300 North Dakota Avenue Sioux Falls, South Dakota 57104

	(e)	Prior Criminal Convictions:	None

	(f)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

C.	M.B. Capital Units L.L.C.

	(a)	Name of Person Filing:	M.B. Capital Units L.L.C. (“Units L.L.C.”)

	(b)	Organization:	Units L.L.C. is a Delaware member-managed limited liability company, whose sole member is M.B. Capital. See information above under Item 2B for more information on M.B. Capital.

	(c)	Principal Business:	Investing in the Common Stock of the Issuer and the units of limited partnership interest in GGP Limited Partnership.

	(d)	Address:	300 North Dakota Avenue Sioux Falls, South Dakota 57104

	(e)	Prior Criminal Convictions:	None

	(f)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None
Item 3. Source and Amount of Funds or Other Consideration.
On August 2, 2007, M.B. Capital entered into a First Amendment to Term Loan Agreement with Citigroup Global Markets, Inc. (the “Lender”) which amended the Term Loan Agreement dated as of November 9, 2004, between M.B. Capital and the Lender (as amended, the “Loan Agreement”). The Loan Agreement provided M.B. Capital with a credit facility of up to $500 million to finance the acquisition of Common Stock in open market or block purchases during the period described in this Schedule 13D (such shares, the “Purchased Shares”). The Loan Agreement was initially entered into in order to finance the exercise of warrants issued in a pro rata rights offering for the Issuer’s Common Stock in

CUSIP No.	370021107	13D	Page	8	of	13
connection with the financing of the Issuer’s acquisition of The Rouse Company, and was subsequently amended in order to permit advances to finance the acquisition of the Purchased Shares. The Loan Agreement provides for quarterly payment of interest on advances financing the acquisition of the Purchased Shares at a rate of LIBOR plus 50 basis points, starting with the quarter ended October 31, 2007. All amounts borrowed under the Loan Agreement, including accrued and unpaid interest, are payable on November 9, 2009, subject to any prepayments. Advances under the Loan Agreement for the Purchased Shares are collateralized by Common Stock held by M.B. Capital, including the Purchased Shares and a third-party pledge of shares of Common Stock held by John Bucksbaum and Matthew Bucksbaum. This summary of the terms of the Loan Agreement is not intended to be complete and is qualified in its entirety by reference to the Loan Agreement attached hereto as an Exhibit and is incorporated herein by reference.
Item 4. Purpose of Transaction.
The acquisition of the Purchased Shares was effected for the purpose of investing in the Issuer. The Reporting Persons continue to review their investments in the Common Stock and, from time to time, depending upon certain factors, including without limitation, the financial performance of the Issuer, the availability and price of shares of the Common Stock and other general and market conditions and other Issuer conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock.
Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.
Item 5. Interest in Securities of the Issuer.
(a)	and (b): To the best knowledge of the Reporting Persons, there were 245,583,133 shares of Common Stock outstanding as of August 3, 2007 based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. The Reporting Persons beneficially own 45,328,908 units of limited partnership interest (the “Units”) in GGP Limited Partnership which are immediately convertible on a one-for-one basis into shares of Common Stock. Based on the foregoing, and assuming the conversion of the Units into 45,328,908 shares of Common Stock, the 69,644,773 shares reported herein as beneficially owned by the Reporting Persons constitute 23.9% of the outstanding shares of Common Stock and consist of the following:
(i)	69,644,773 shares held by GTC, including 45,328,908 shares issuable upon conversions of the Units, or 23.9% of the outstanding shares of Common Stock;

(ii)	66,731,920 shares held by M.B. Capital, including 45,328,908 shares issuable upon conversion of the Units, or 22.9% of the outstanding shares of Common Stock and

(iii)	45,328,918 shares held by Units L.L.C., including 45,328,908 shares issuable upon conversion of the Units, or 15.6% of the outstanding shares of Common Stock.
Pursuant to MB Capital’s Second Amended and Restated Agreement of Limited Partnership dated as of August 1, 2007, none of the 10,094,713 Purchased Shares are allocated to GGC and the Matthew Bucksbaum Revocable Trust. See Item 6.

GTC has the sole power to vote or direct the vote of 146,644 shares of Common Stock. GTC, M.B. Capital and Units L.L.C. share the power, upon conversion of the Units, to vote or direct the vote of 45,328,918 shares of Common Stock. GTC and M.B. Capital share the power to vote or direct the vote of 21,403,002 shares of Common Stock. GTC and Matthew Bucksbaum, as co-trustees of a trust for the benefit of certain members of the Bucksbaum family, share the power to vote or direct the vote of 2,766,209 shares.

GTC has the sole power to dispose or direct the disposition of 146,644 shares of Common Stock. GTC, M.B. Capital and Units L.L.C. share the power to dispose or direct the disposition of 45,328,918 shares of Common Stock. GTC and M.B. Capital share the power to dispose or direct the disposition of 21,403,012 shares of Common Stock. GTC and Matthew Bucksbaum, as co-trustees of a trust for the benefit of certain members of the Bucksbaum family share the power to dispose or direct the disposition of 2,766,209 shares.

Except as set forth in this Item 5, as of the date hereof, none of the Reporting Persons, nor to the knowledge of any of the Reporting Persons, any of the persons listed in Item 2 hereof, beneficially owns any shares of Common Stock other than the shares by the Reporting Persons. Matthew Bucksbaum individually owns 1,064,135 shares of Common Stock with the sole power to vote and to dispose of such shares. Mr. Bucksbaum disclaims beneficial ownership of 17,148 shares of Common Stock beneficially owned by Mr. Bucksbaum’s spouse and 794,125 shares of Common Stock beneficially owned by the Matthew and Carolyn Buckbaum Family Foundation. Marshall Eisenberg owns 25,000 shares of Common Stock with respect to which Mr. Eisenberg has sole power to vote and to dispose of such shares.

CUSIP No.	370021107	13D	Page	9	of	13
E. Michael Greaves owns 6,542 shares of Common Stock with respect to which Mr. Greaves has sole power to vote and to dispose of such shares. Patricia Gessmann owns 4,712 shares of Common Stock with respect to which Ms. Gessmann has sole power to vote and to dispose of such shares.

(c)	Except as set forth below, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons, other than the following purchases by M.B. Capital:

Date	No. of Shares	Price

8/3/07	1,299,945	$46.94
8/6/07	579,505	$47.05
8/7/07	99,841	$47.50
8/8/07	500,000	$50.11
8/9/07	720,000	$50.90
8/10/07	1,000,000	$51.03
8/13/07	1,000,000	$51.00
8/14/07	575,000	$50.22
8/15/07	1,600,000	$49.49
8/16/07	1,303,022	$48.91
8/17/07	1,300,000	$50.27
8/20/07	117,400	$51.12

(d)	No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)	Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     In connection with the Issuer’s initial public offering, the Issuer, as general partner of GGP Limited Partnership (“GGP Partnership”), a Delaware limited partnership, granted certain Bucksbaum family trusts and entities (together with their successors and assigns, the “Bucksbaum Limited Partners”), and Stanley Richards, as trustee of the Stanley Richards Revocable Trust (“Richards,” and together with the Bucksbaum Limited Partners, the “Limited Partners”) as limited partners of GGP Partnership, certain rights (the “Rights”) which enable them to convert a portion of their Units into shares of Common Stock (the “Exchange Component”) and to sell their remaining Units to the Issuer (the “Sale Component”). The Exchange Component enables the Limited Partners to exchange their Units in GGP Partnership for shares of Common Stock until they and certain affiliates own 25% of the outstanding common stock of GGP. The Sale Component enables the Limited Partners to sell all or a portion of their remaining Units in GGP Partnership to GGP for cash or common stock of GGP, or a combination thereof, at GGP’s election. The Sale Component can only be exercised if the Limited Partners and certain of their affiliates already own 25% or more of the outstanding stock of GGP.
     The Rights may be exercised by the Limited Partners from time to time (although only once during any calendar year), in whole or in part, subject to the limitations that in any calendar year the Sale Component may be exercised only with respect to one-fourth of the percentage interest in GGP Partnership held by the Limited Partners immediately after the Exchange Component is fully exercised.
     The terms of the Rights are set forth in a Rights Agreement dated as of July 27, 1993, as amended by an

CUSIP No.	370021107	13D	Page	10	of	13
Amendment to Rights Agreement, dated as of February 1, 2000, and the Rights expire on April 16, 2023 if not exercised prior to that date.
     The Bucksbaum Limited Partners entered into a Management Limited Partner Agreement dated as of April 6, 1993 with Richards, which was amended and restated as of August 20, 2007 (the “Richards Agreement”). Pursuant to the Richards Agreement, Richards agreed not exercise any of his Rights except as permitted by the Richards Agreement and the Bucksbaum Limited Partners agreed (i) not to exercise their Rights without prior notification to Richards; (ii) Richards may voluntarily join in the exercise of Rights initiated by the Bucksbaum Limited Partners, (iii) at such time as the Bucksbaum Limited Partners are no longer limited partners of GGP Partnership, Richards shall be required to exercise Conversion Rights so Richards is no longer a limited partner of GGP Partnership; and (iv) Richards shall have the right to require the Bucksbaum Limited Partners to purchase all of Richard’s Units for cash.
     Martin Bucksbaum (who is now deceased), Matthew Bucksbaum, General Growth Venture L.P. and the Bucksbaum Limited Partners (such persons, entities and trusts, together with their successors and assigns, collectively, the “Investors”) entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”) dated as of April 15, 1993 pursuant to which the Issuer agreed to provide registration rights for (i) the shares of Common Stock held by the Investors on that date and (ii) the shares of Common Stock acquired by the Investors upon conversion of their Units in GGP Partnership. The Registration Rights Agreement entitles the Investors (at Issuer expense) to one demand registration statement per year and piggyback rights on other registration statements. The registration rights are subject to standard terms and conditions.
     Units L.L.C. has succeeded to the rights of the Bucksbaum Limited Partners under the Rights Agreement, the Richards Agreement and the Registration Rights Agreement. The summaries of the terms of the Rights Agreement, the Richards Agreement and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the Rights Agreement, the Richards Agreement and the Registration Rights Agreement attached hereto as Exhibits and which are incorporated herein by reference.
     M.B. Capital invests in the Common Stock and Units pursuant to the Second Amended and Restated Agreement of Partnership of M.B. Capital Partners III dated as of August 1, 2007 (the “M.B. Capital Agreement”). The M.B. Capital Agreement provides for two divisions of M.B. Capital. Division A, which consists of trusts of which GTC is the trustee, is entitled to 97.375% of the assets and liabilities of M.B. Capital as of August 1, 2007 and 100% of the assets and related liabilities acquired by M.B. Capital from and after August 1, 2007. Division B, which consists of the Matthew Bucksbaum Revocable Trust and GGC is, entitled to 2.625% of all assets and liabilities of M.B. Capital as of August 1, 2007.
     The Second Amended and Restated Agreement of Limited Partnership of GGP Partnership, as amended, the M.B. Capital Agreement, as amended, and the Limited Liability Company Agreement of Units L.L.C. are also attached as exhibits hereto and are incorporated herein by reference.

CUSIP No.	370021107	13D	Page	11	of	13
Item 7. Material to be Filed as Exhibits.

Exhibit	Agreement

1.	Rights Agreement dated July 27, 1993, between Issuer and certain other parties named therein (incorporated by reference to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the Securities and Exchange Commission (“SEC”) on March 31, 2006).

2.	Amendment to Rights Agreement dated as of February 1, 2000, between Issuer and certain other parties named therein (incorporated by reference to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2003 which was filed with the SEC on March 12, 2004).

3.	Form of Registration Rights Agreement dated April 15, 1993, between the Issuer, Martin Bucksbaum, Matthew Bucksbaum and the other parties named therein (incorporated by reference to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006).

4.	Amendment to Registration Rights Agreement dated February 1, 2000, among Issuer and certain other parties named therein (incorporated by reference to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2003 which was filed with the SEC on March 12, 2004).

5.	Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated April 1, 1998 (the “LP Agreement”) (incorporated by reference to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006).

6.	First Amendment to the LP Agreement dated as of June 10, 1998 (incorporated by reference to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2002 which was filed with the SEC on March 14, 2003).

7.	Second Amendment to the LP Agreement dated as of June 29, 1998 (incorporated by reference to Issuer’s Annual Report on Form 10-K for the year ended December 31, 2002 which was filed with the SEC on March 14, 2003).

8.	Third Amendment to the LP Agreement dated as of February 15, 2002 (incorporated by reference to the Issuer’s Current Report on Form 8-K dated July 10, 2002 which was filed with the SEC on July 24, 2002).

9.	Amendment to the LP Agreement dated as of April 24, 2002 (incorporated by reference to the Issuer’s the Current Report on Form 8-K dated July 10, 2002 which was filed with the SEC on July 24, 2002).

10.	Fourth Amendment to the LP Agreement dated as of July 10, 2002 (incorporated by reference to the Issuer’s Current Report on Form 8-K dated July 10, 2002 which as filed with the SEC on July 24, 2002).

11.	Amendment to the LP Agreement dated as of November 27, 2002 (incorporated by reference to the Issuer’s the Annual Report on Form 10-K for the year ended December 31, 2002 which was filed with the SEC on March 14, 2003).

12.	Sixth Amendment to the LP Agreement and Exhibit A to the Amendment dated as of November 20, 2003 (incorporated by reference to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2003 which was filed with the SEC on March 12, 2004).

CUSIP No.	370021107	13D	Page	12	of	13

13.	Amendment to the LP Agreement and Exhibit A to the Amendment dated as of December 11, 2003 (incorporated by reference to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2003 which was filed with the SEC on March 12, 2004).

14.	Amendment to the LP Agreement dated March 5, 2004 (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 which was filed with the SEC on May 7, 2004).

15.	Amendment to the LP Agreement dated November 12, 2004 (incorporated by reference to the Issuer’s Current Report on Form 8-K/A dated November 12, 2004 which was filed with the SEC on November 18, 2004).

16.	Amendment to the LP Agreement dated September 30, 2006 (incorporated by reference to the Issuer’s Annual Report on Form 10-Q for the year ended December 31, 2007 which was filed with the SEC on March 1, 2007).

17.	Twelfth Amendment to the LP Agreement dated December 31, 2006 (incorporated by reference to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007 which was filed with the SEC on March 1, 2007).

18.	Amended and Restated Management Limited Partner Agreement dated as of August 20, 2007 by and among Stanley Richards, as Trustee of the Stanley Richards Revocable Trust and M.B. Capital Units L.L.C. (filed herewith).

19.	Second Amended and Restated Agreement of Partnership of M.B. Capital Partners I II entered into as of August 1, 2007 among the parties thereto (filed herewith).

20.	Limited Liability Company Agreement of M.B. Capital Units L.L.C. entered into as of August 2, 2007 among the parties thereto (filed herewith).

21.	Term Loan Agreement, entered into as of November 9, 2004, between Citigroup Global Markets, Inc. and M.B. Capital Partners III (filed herewith).

22.	First Amendment to Term Loan Agreement, entered into as of August 2, 2007, between Citigroup Global Markets, Inc. and M.B. Capital Partners III (filed herewith).

23.	Joint Filing Agreement dated as of August 21, 2007 among General Trust Company, M.B. Capital Partners III and M.B. Capital Units L.L.C. (filed herewith).

CUSIP No.	370021107	13D	Page	13	of	13
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 21, 2007

GENERAL TRUST COMPANY
By:	/s/ E. Michael Greaves

Name:	E. Michael Greaves

Title:	Vice President

M.B. CAPITAL PARTNERS III
By:	General Trust Company, Trustee of MBA Trust, a Partner

	By:	/s/ E. Michael Greaves

	Name:	E. Michael Greaves

	Title:	Vice President

M.B. CAPITAL UNITS LLC
By:	M.B. Capital Partners III,
its sole member

	By:	General Trust Company, Trustee of MBA Trust, a Partner

		By:	/s/ E. Michael Greaves

		Name:	E. Michael Greaves

		Title:	Vice President